EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-137073) of Hospitality Properties Trust and in the related Prospectuses of our report dated February 27, 2009, except Notes 2, 6 10 and 11, as to which the date is August 21, 2009, with respect to the consolidated financial statements and schedule of Hospitality Properties Trust for the year ended December 31, 2008, and our report dated February 27, 2009 with respect to the effectiveness of internal control over financial reporting of Hospitality Properties Trust, as of December 31, 2008, included in this Current Report on Form 8-K dated August 21, 2009 of Hospitality Properties Trust.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 21, 2009